VIA EDGAR

March 27, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Charlie Guidry

Re:	B. Riley Financial, Inc.
Registration Statement on Form S-3, as amended
File No. 333-216763
Request for Acceleration of Effectiveness

Dear Mr. Guidry:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, B. Riley Financial, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Time on March 29, 2017, or as soon thereafter as practicable.

Please contact Scott Stanton of Morrison & Foerster LLP at (858) 720-5141 should you have any questions or require additional information regarding this request.

Very truly yours,

B. RILEY FINANCIAL, INC.

/s/ Phillip Ahn

Name: Phillip Ahn

Title:   Chief Financial Officer

cc: Scott M. Stanton, Morrison & Foerster LLP